FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 23, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES F, H, AND L-T NON-CUMULATIVE PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 30 SEPTEMBER 2012

The Directors have declared the specified dividends on the undernoted Series of non-cumulative preference shares, all of which are represented by American Depositary Shares, for the three months to 30 September 2012. The dividends will be paid on 28 September 2012 at the undernoted rates to holders on the register at the close of business on 13 September 2012.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375
Series M	US$0.40
Series N	US$0.396875
Series P	US$0.390625
Series Q	US$0.421875
Series R	US$0.382825
Series S	US$0.4125
Series T	US$0.453125

DIVIDEND ON SERIES U NON-CUMULATIVE PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 30 SEPTEMBER 2012

The Directors have declared the specified dividend on the undernoted Series of non-cumulative preference shares, for the six months to 30 September 2012. The dividend will be paid on 28 September 2012 at the undernoted rate to holders on the register at the close of business on 13 September 2012.

Series	Dividend payable per share
Series U	US$3,820

23 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 30 SEPTEMBER 2012

The Directors have declared the specified dividend on the undernoted series of Non-cumulative convertible preference shares of US$0.01 each for the six months to 30 September 2012. The dividend will be paid on 28 September 2012 at the undernoted rate to holders on the register at the close of business on 13 September 2012.

Series	Dividend payable per share
Series 1	US$45.59

DIVIDEND ON SERIES 3 NON-CUMULATIVE PREFERENCE SHARES OF €0.01 FOR THE YEAR TO 30 SEPTEMBER 2012

The Directors have declared the specified dividend on the undernoted series of Non-cumulative preference shares of €0.01 each for the year to 30 September 2012. The dividend will be paid on 28 September 2012 at the undernoted rates to holders on the register at the close of business on 13 September 2012.

Series	Dividend payable per share
Series 3	€3,545.80

DIVIDEND ON SERIES 1 NON-CUMULATIVE PREFERENCE SHARES OF £1.00 FOR THE YEAR TO 30 SEPTEMBER 2012

The Directors have declared the specified dividend on the undernoted series of Non-cumulative preference shares of £1.00 each for the year to 30 September 2012. The dividend will be paid on 28 September 2012 at the undernoted rates to holders on the register at the close of business on 13 September 2012.

Series	Dividend payable per share
Series 1	£81.62

23 August 2012

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary